Mail Stop 4561

May 9, 2006

Dennis Polk
Chief Financial Officer and
Senior Vice President
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

> **Re:** **Synnex Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **November 30, 2005**
> **Filed February 13, 2006**
> **Forms 8-K filed January 11, 2006 and March 23, 2006**
> **File No. 001-31892**

Dear Mr. Polk:

We have reviewed your response to our letter dated March 28, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 56

1. Please refer to question 1 in our letter dated March 28, 2006. We note in your response that you are recognizing product revenues and cost of revenues related to the contract with extended payment terms on a straight-line basis over the term

of the contract. Tell us why you believe the fee for this contract is fixed or determinable and how you considered recognizing revenue as payments become due. Also, tell us the total amount of this contract. Tell us if Company has delivered all the equipment under the contract or tell us when you anticipate delivery. Considering you are recognizing revenue on a straight-line basis, tell us how the timing of delivery impacts your revenue recognition.

Forms 8-K Filed January 11, 2006 and March 23, 2006

2.   Please refer to comment 3 in our letter dated March 28, 2006. We have reviewed your response and note that you will provide enhanced disclosures in future filings. Provide us with your proposed non-GAAP disclosure that you will include in future filings that you believe will comply with the disclosure requirements noted in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Question 8 of the FAQ).

3.   Please refer to comment 4 in our letter dated March 28, 2006. We note in your response that you believe you have made the requisite disclosures under Item 10(e)(1)(i) and Question 8 of the FAQ. Note that your presentation of providing a separate reconciliation for (a) operating expenses, (b) income from Distribution Continuing Operations, (c) income from Contract Assembly Continuing Operations and (d) Operating Income, which excludes certain expenses (e.g. restructuring charges, offering expenses), creates a number of unique non-GAAP measures of which each would require separate disclosure under Item 10(e)(1)(i) and Question 8 of the FAQ. Please revise your presentation in future filings and provide us with your proposed disclosures for each unique non-GAAP measure that complies with Item 10(e)(1)(i) and Question 8 of the FAQ.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief